UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D
                                (Amendment No. 3)
                                (Final Amendment)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               JP Foodservice, Inc.
                                 (Name of Issuer)

                      Common Stock, Par Value $.01 Per Share
                          (Title of Class of Securities)

                                    46623210-5
                                  (CUSIP Number)

                             David M. Abramson, Esq.
                         Senior Vice President, General
                    Counsel, Secretary and Assistant Treasurer
                               Rykoff-Sexton, Inc.
                            9830 Patuxent Woods Drive
                             Columbia, Maryland 21046
                                  (410) 312-7100
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 23, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-- 1(b)(3) or (4), check the following box: [__]







         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Rykoff-Sexton, Inc.
              I.R.S. Identification Number 95-2134693

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [__]
              (b)  [__]

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS

              N/A

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         7.   SOLE VOTING POWER

              None

         8.   SHARED VOTING POWER

              None

         9.   SOLE DISPOSITIVE POWER

              None

         10.  SHARED DISPOSITIVE POWER

              None










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         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              None

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%

         14.  TYPE OF REPORTING PERSON

              CO





































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                   This Amendment No. 3 amends the Statement on Schedule
         13D filed with the Securities and Exchange Commission on July 10, 1997, as amended by Amendment No. 1 thereto filed on August 15, 1997, and Amendment No. 2 thereto filed on November 12, 1997, (the "Schedule 13D") by Rykoff-Sexton, Inc., a Delaware corporation ("RSI"), predecessor to the Reporting Person. This Amendment No. 3 is filed with respect to the shares of common stock, par value $.01 per share (the "JP Common Stock"), of JP Foodservice, Inc. ("JP"). Unless otherwise defined herein, all capitalized terms shall have the meanings given such terms in the Schedule 13D.

                   Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                   Item 5.  Interest in Securities of the Issuer.

                        The merger (the "Merger") of RSI with and into
                   Hudson Acquisition Corp., a Delaware corporation (in connection with which the name of Hudson Acquisition Corp. was changed to Rykoff-Sexton, Inc. ("New RSI")) was consummated on December 23, 1997.

                        The option granted by JP to RSI, pursuant to
                   which RSI had the right, upon the occurrence of certain events, to purchase from JP up to 4,495,149 shares of JP Common Stock for $30.125 per share, terminated according to its terms at the effective time of the Merger.























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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         December 24, 1997


                                       Rykoff-Sexton, Inc.



                                       /s/ David M. Abramson
                                       David M. Abramson
                                       Senior Vice President, General
                                         Counsel, Secretary and
                                         Assistant Treasurer

































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